Exhibit 99.3
                      Section 10-13-19 of the Code of Alabama, 1975


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Section 10-13-19  Liability of trustees or officers

           (a) Subject to the provisions of subsection (b), a trustee of a real estate investment trust is not personally liable for the obligations of the real estate investment trust.

           (b) If a trustee otherwise would be liable, the provisions of this subsection do not relieve the trustee from any liability to the trust or its security holders for any act that constitutes

                (1)  Bad faith.

                (2)  Willful misfeasance.

                (3)  Gross negligence.

                (4)  Reckless disregard of the trustee's duties.

           (c) (1) Except as provided in paragraph (2), the declaration of trust of a real estate investment trust may include any provision expanding or limiting the liability of its trustees and officers to the trust or its shareholders for money damages.

                (2) The declaration of trust of a real estate investment trust may not include any provision that restricts or limits the liability of its trustees or officers to the trust or its shareholders:

                     a. To the extent that it is proven that the person actually received an improper benefit or profit in money, property, or services, for the amount of the benefit or profit in money, property, or services actually received.

                     b.   To the extent that a judgment or other
                          final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

                (3)  This   subsection  may  not  be  construed  to  affect  the
                     liability of a person in any capacity other than the person's capacity as a trustee or officer of a real estate investment trust.